SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)
CenterPoint Energy, Inc.
(Name of Subject Company (issuer))
CenterPoint Energy, Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person))
3.75% Senior Notes Due 2023
3.75% Senior Notes, Series B Due 2023
(Title of Class of Securities)
15189TAA5 and 15189TAC1
15189TAM9
(CUSIP Number of Class of Securities)
Rufus S. Scott
Senior Vice President, Deputy General Counsel and Assistant Corporate Secretary
CenterPoint Energy, Inc.
1111 Louisiana
Houston, Texas 77002
(713) 207-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
Gerald M. Spedale
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995
(713) 229-1234
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEMS 1 through 9
ITEM 12. Exhibits
ITEM 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
Company Press Release
Notice of Dividend Declaration Resulting in Conversion Rate Adjustment

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on April 17, 2008 by CenterPoint Energy, Inc. (the “Company”) relating to the Company’s offer to purchase its 3.75% Senior Notes due 2023 (the “Old Notes”) and 3.75% Senior Notes, Series B due 2023 (the “New Notes” and, together with the Old Notes, the “Notes”) that were issued by the Company, upon the terms and conditions set forth in the Indenture dated as of May 19, 2003 (the “Original Indenture”) by and between the Company and The Bank of New York Trust Company, National Association (successor to JPMorgan Chase Bank), as Trustee, as amended and supplemented by Supplemental Indenture No. 1 dated as of May 19, 2003 (“Supplemental Indenture No. 1”), under which the Old Notes were issued, and Supplemental Indenture No. 6 dated as of August 23, 2005 (“Supplemental Indenture No. 6” and, together with Supplemental Indenture No. 1, the “Supplemental Indentures”), under which the New Notes were issued (the Original Indenture, as amended and supplemented by the Supplemental Indentures, the “Indenture”), the Company Notice dated April 17, 2008 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to the Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option Materials”).
     This Amendment No. 1 to Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.
ITEMS 1 through 9.
     Items 1 through 9 of the Schedule TO, as well as the Company Notice, are hereby amended and supplemented to reflect the following:
Conversion Rate Adjustment
     On April 24, 2008, the Company declared a regular quarterly cash dividend on its common stock of $0.1825 per share payable on June 10, 2008 to shareholders of record as of the close of business on May 16, 2008. Pursuant to the terms of the Indenture, this cash dividend will require an increase to the Conversion Rate (as defined in the Supplemental Indentures) of the Notes. Under the terms of the Indenture, the increased Conversion Rate will be determined on May 13, 2008. Notice of the increased Conversion Rate will be sent to holders on or after May 13, 2008.
     Holders of the Old Notes that submit such Old Notes for conversion and otherwise satisfy the conversion requirements of the Old Notes on or after May 19, 2008 will be entitled to the increased Conversion Rate. Holders of the New Notes that submit such New Notes for conversion and otherwise satisfy the conversion requirements of the New Notes on or after May 2, 2008 will be entitled to the increased Conversion Rate.
     As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Materials is incorporated by reference into this Schedule TO.
     Item 12 is hereby amended to read in its entirety as follows:
ITEM 12. Exhibits.

(a)(1)(A)*	—	Company Notice to the Holders of CenterPoint Energy, Inc. 3.75% Convertible Senior Notes due 2023 and 3.75% Convertible Senior Notes, Series B due 2023, dated April 17, 2008.

(a)(1)(B)*	—	Form of Purchase Notice.

(a)(1)(C)*	—	Form of Notice of Withdrawal.

(a)(1)(D)*	—	Substitute Form W-9.

(a)(1)(E)*	—	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)	—	The description of the Old Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus dated December 4, 2003.

(a)(1)(G)	—	The description of the New Notes and the Indenture set forth under the caption “Description of the New Notes” in the Company’s prospectus dated July 19, 2005.

(a)(5)(A)*	—	Company Press Release dated April 16, 2008.

(a)(5)(B)*	—	Company Press Release dated April 17, 2008.

(a)(5)(C)*	—	Notice of Redemption.

(a)(5)(D)	—	Company Press Release dated April 25, 2008.

(a)(5)(E)	—	Notice of Dividend Declaration Resulting in Conversion Rate Adjustment.

(b)	—	$1,200,000,000 Second Amended and Restated Credit Agreement dated as of June 29, 2007, among the Company, Citibank, N.A., as Syndication Agent, Barclays Bank PLC, Bank of America, National Association and Credit Suisse, Cayman Islands Branch, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Bookrunners, and the banks named therein (incorporated by reference to Exhibit 4.3 to the Company’s Form 10-Q for the quarter ended June 30, 2007).

(d)(1)	—	Indenture, dated as of May 19, 2003, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 19, 2003).

(d)(2)	—	Supplemental Indenture No. 1 dated as of May 19, 2003 between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated May 19, 2003).

(d)(3)	—	Supplemental Indenture No. 6, dated as of August 23, 2005, between the Company and the Trustee (incorporated by reference to Exhibit 4(g)(7) to the Company’s Form 10-K for the year ended December 31, 2005).

(g)	—	Not applicable.

(h)	—	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed on April 17, 2008.
ITEM 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 25, 2008

CENTERPOINT ENERGY, INC.
By:	/s/ Walter L. Fitzgerald
Walter L. Fitzgerald
Senior Vice President and Chief Accounting Officer

INDEX TO EXHIBITS

(a)(1)(A)*	—	Company Notice to the Holders of CenterPoint Energy, Inc. 3.75% Convertible Senior Notes due 2023 and 3.75% Convertible Senior Notes, Series B due 2023, dated April 17, 2008.

(a)(1)(B)*	—	Form of Purchase Notice.

(a)(1)(C)*	—	Form of Notice of Withdrawal.

(a)(1)(D)*	—	Substitute Form W-9.

(a)(1)(E)*	—	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)	—	The description of the Old Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus dated December 4, 2003.

(a)(1)(G)	—	The description of the New Notes and the Indenture set forth under the caption “Description of the New Notes” in the Company’s prospectus dated July 19, 2005.

(a)(5)(A)*	—	Company Press Release dated April 16, 2008.

(a)(5)(B)*	—	Company Press Release dated April 17, 2008.

(a)(5)(C)*	—	Notice of Redemption.

(a)(5)(D)	—	Company Press Release dated April 25, 2008.

(a)(5)(E)	—	Notice of Dividend Declaration Resulting in Conversion Rate Adjustment.

(b)	—	$1,200,000,000 Second Amended and Restated Credit Agreement dated as of June 29, 2007, among the Company, Citibank, N.A., as Syndication Agent, Barclays Bank PLC, Bank of America, National Association and Credit Suisse, Cayman Islands Branch, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Bookrunners, and the banks named therein (incorporated by reference to Exhibit 4.3 to the Company’s Form 10-Q for the quarter ended June 30, 2007).

(d)(1)	—	Indenture, dated as of May 19, 2003, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 19, 2003).

(d)(2)	—	Supplemental Indenture No. 1 dated as of May 19, 2003 between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated May 19, 2003).

(d)(3)	—	Supplemental Indenture No. 6, dated as of August 23, 2005, between the Company and the Trustee (incorporated by reference to Exhibit 4(g)(7) to the Company’s Form 10-K for the year ended December 31, 2005).

(g)	—	Not applicable.

(h)	—	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed on April 17, 2008.

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